SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: October, 2004	Commission File Number: 001-14460

Agrium Inc.

(Name of registrant)

13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

SIGNATURES
EXHIBIT INDEX
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.

Date: October 1, 2004	By:	/s/ Gary J. Daniel Name: Gary J. Daniel Title: Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release #04-012 dated October 1, 2004

NEWS RELEASE For Immediate Release	04-012 Date: October 1, 2004 Contact: Investor/Media Relations: Richard Downey Phone (403) 225-7357

Agrium appoints two new directors to the board	Contact us at: www.agrium.com

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that Ms. Germaine Gibara and Mr. Russell J. Horner were appointed to the Board of Directors effective September 29, 2004.

Ms. Germaine Gibara is based in Montreal and is currently President of Avvio Management, a management-consulting firm she founded. She serves on the Boards of Sun Life Financial, Corel Corporation, Canada Pension Plan, and Cogeco Inc. and is the former President of Alcan Automotive Structures. She has held senior positions with a number of financial service and resource-based companies including, TAL Global Asset Management Inc. and Caisse de dépôt et placement du Québec. She received her Bachelor Degree in Political Science from the American University of Cairo in Egypt, her Masters of Economics and Political Science from Dalhousie University, her Certified Financial Analyst designation from the University of Virginia, and completed the Program for Management Development at Harvard Business School.

Mr. Russell Horner is based in Vancouver and is the President and Chief Executive Officer of NorskeCanada, a Canadian based TSX listed company that produces paper and pulp products. Before assuming leadership of NorskeCanada, he served as Chief Operating Officer Australasia for Fletcher Challenge Paper and was President and Chief Operating Officer of Fletcher Challenge Canada. He is an Advisory Board Director for Factory Mutual Insurance Company and serves as an Executive Board Director for NorskeCanada. He is also Chair of the Forest Products Association of Canada and a member of the Board of World Wildlife Fund Canada. Mr. Horner holds a B.Sc. in Chemistry from the University of British Columbia and Advanced Management Programs from both Auckland University and the Harvard Business School.

“On behalf of the board, I would like to say how pleased we are to have Ms. Gibara and Mr. Horner join our board. They bring with them considerable international, financial and operational business experience that will further strengthen and diversify our board,” said Mike Wilson, President and Chief Executive Officer.

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate, potash as well as micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.